UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Asta Funding, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

046220109

(CUSIP Number of Class of Securities)

Gary Stern

Asta Funding, Inc.

210 Sylvan Avenue

Englewood Cliffs, NJ 07632

(201) 567-5648

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Robert A. Schwartz, Esq.

Windels Marx Lane & Mittendorf, LLP

120 Albany Street Plaza, FL 6

New Brunswick, NJ 08901

(732) 846-7600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$30,750,000	$3,096.53

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $30,750,000 an aggregate of up to 3,000,000 shares of common stock of Asta Funding, Inc. at the maximum tender offer price of $10.25 per share in cash.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,096.53	Filing Party: Asta Funding, Inc.
Form or Registration No.: Schedule TO (File No. 005-44713)	Date Filed: April 11, 2016

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introduction

This Final Amendment (this “Final Amendment”) relates to the Tender Offer Statement on Schedule TO (this “Schedule TO”) originally filed by Asta Funding Inc., a Delaware corporation (“Asta” or the “Company”) on April 11, 2016, and as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on May 3, 2016. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

This Schedule TO, as amended, is in connection with the offer by Asta to purchase for cash up to 3,000,000 shares of its common stock, $0.01 par value per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not greater than $10.25 per Share nor less than $9.50 per Share or (ii) purchase price tenders pursuant to which shareholders indicate they are willing to sell their Shares to the Company at the purchase price determined in the offer, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 11, 2016 (the “Offer to Purchase”), as amended on May 3, 2016, a copy of which was filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Tender Offer”), a copy of which was filed with the Schedule TO as Exhibit (a)(1)(B).

This Final Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act of 1934, as amended.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On May 13, 2016, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., New York City Time, on May 12, 2016. A copy of the press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2016 as amended on April 26, 2016%

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 11, 2016.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 11, 2016.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated April 11, 2016, announcing the commencement of the Offer.*

(a)(5)(B)	Press release dated May 3, 2016, announcing the amendment of the Offer.%

(a)(5)(C)	Press release dated May 13, 2016, announcing the results of the Offer

(b)	None.

(d)	None

(g)	None.

(h)	None.

*	Incorporated by reference to the applicable exhibit as filed with the Securities and Exchange Commission on April 11, 2016
%	Incorporated by reference to the applicable exhibit as filed with the Securities and Exchange Commission on May 3, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASTA FUNDING, INC.

By:	/s/ Gary Stern
Name:	Gary Stern
Title:	Chairman, President & CEO

Date: May 13, 2016

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2016, as amended on April 26, 2016%

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 11, 2016.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 11, 2016.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release dated April 11, 2016, announcing the commencement of the Offer.*

(a)(5)(B)	Press release dated May 3, 2016, announcing the amendment of the Offer.%

(a)(5)(C)	Press release dated May 13, 2016, announcing the amendment of the Offer.

(b)	None.

(d)	None

(g)	None.

(h)	None.

*	Incorporated by reference to the applicable exhibit as filed with the Securities and Exchange Commission on April 11, 2016
%	Incorporated by reference to the applicable exhibit as filed with the Securities and Exchange Commission on May 3, 2016